Exhibit 99.1

Sinovac Initiates Phase II Volunteer Enrollment for Split Viron
Pandemic Influenza (H5N1) Vaccine

BEIJING, June 30 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced the initiation of volunteer enrollment in its Phase II clinical trial for its split pandemic influenza vaccine. The preliminary results from this study are expected to be available in early 2009.

The randomized and double-blind trial is expected to enroll 210 adolescents, between the ages of 12 to 17, who will receive doses of 10µg, 15µg or 30µg, and 140 children, between the ages of 3 to 11, who will receive doses of 10µg or 15µg. Volunteers will be followed for two months with safety and immunogenicity data collected for the assessment of the vaccine.

Mr. Weidong Yin, Chairman, President and CEO, commented, “Split influenza vaccine is believed to cause less adverse reactions in children compared to whole-viron influenza vaccine. Sinovac’s split pandemic influenza vaccine aims at protecting the pediatric and adolescent population. Based on the positive safety results of the Phase I trial, the Phase II study will be conducted to further collect the vaccine’s safety data in children and adolescents, as well as assessing the immunogenicity of different doses.”

Sinovac received approval from the China State Food and Drug Administration (SFDA) in April 2007 to conduct clinical trials for two types of the H5N1 vaccine, namely Phase Ib and II trials of the H5N1 whole viron vaccine and Phase I and Phase II trials of the H5N1 split vaccine. In December 2007, Sinovac reported positive top-line results from the completed Phase II clinical trial of Panflu™, its pandemic influenza (H5N1) whole viron inactivated vaccine. In April 2008, Panflu™ was granted a production license by the China State Food and Drug Administration (SFDA). Panflu™ is the first and only approved vaccine available in China against the H5N1 influenza virus.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors/Media:
Stephanie Carrington / Janine McCargo
The Ruth Group
Tel:   +1-646-536-7017/7033
Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com